Filed by DigitalGlobe, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company:  DigitalGlobe, Inc.

(Commission File No.: 001-34299)

The following is an article regarding the potential transaction that was distributed by DigitalGlobe, Inc. on March 13, 2017.

REUTERS

Aerospace & Defense | Fri Feb 24, 2017 | 12:47pm EST

Canada’s MacDonald Dettwiler to buy satellite imagery firm DigitalGlobe

By Aishwarya Venugopal

Canada’s MacDonald Dettwiler and Associates Ltd (MDA.TO) said it would buy U.S.-based satellite imagery provider DigitalGlobe Inc (DGI.N) for about C$3.10 billion ($2.40 billion), the biggest deal yet in a fast-consolidating earth-imaging satellite market.

DigitalGlobe’s satellites supply high-resolution images to its customers such as the U.S. Department of Defense and companies including Facebook Inc (FB.O) and Uber Technologies Inc [UBER.UL].

MDA, which manages satellites for surveillance, direct-to-home television, satellite radio and mobile communications, said DigitalGlobe shareholders will get $17.50 in cash and 0.3132 of its shares for each share held.

MDA said the offer translates to $35 per share based on its stock’s closing pricing on Feb. 16, before reports of a potential deal emerged. The offer represents a premium of 2.8 percent to DigitalGlobe’s Thursday close of $34.05.

Shares of DigitalGlobe were trading down 7.5 percent at $31.50 on Friday, while MDA’s shares were down 4.2 percent at C$64.77.

Investors had expected a premium from the stock’s Thursday close and not a premium based on the stock’s close before reports of a potential deal, Ashwini Birla of Dougherty & Co LLC said.

“I am guessing DigitalGlobe investors are exiting gracefully.”

The deal includes assumption of DigitalGlobe’s debt of C$1.60 billion and is expected to close in the second half of 2017.

The acquisition of DigitalGlobe is the largest so far in the ongoing consolidation of the Earth-imaging industry.

Commercial remote sensing company Planet Labs, a privately owned San Francisco startup, said earlier this month it would buy competitor Terra Bella from Google’s parent company, Alphabet Inc (GOOGL.O), for an undisclosed sum.

Planet Labs expects to add Terra Bella’s seven high-resolution imagers to its 149-member network after the deal closes later this year, Will Marshall, co-founder and chief executive of Planet, told Reuters last week.

The constellation includes five satellites acquired in 2015 by Planet’s purchase of the Berlin-based BlackBridge Corp, one of the eight commercial satellite imaging networks in operation, according to a 2016 Satellite Industries Association study.

MDA, which restructured its U.S. operations in 2016, said it would apply to list on the New York Stock Exchange as well and look to incorporate the ultimate parent of DigitalGlobe in the United States by the end of 2019.

“The transaction is a major step forward in our previously announced U.S. Access Plan,” MDA’s Chief Executive Officer Howard Lance said in a statement.

“We are committed to serving the U.S. Government as a mission-critical partner with an expanded portfolio of end-to-end solutions,” said Lance, who will lead the combined company.

DigitalGlobe, which will remain headquartered in Westminster, Colorado, gets over 62 percent of its revenue from contracts with the U.S. government.

Analyst Bill Baker of Garp Research & Securities, however, said it seemed “strange that an asset so important to the United States would be sold to a foreign company”.

The deal terms provide for MDA paying a reverse termination fee of $150 million to DigitalGlobe if the deal is blocked by the Committee on Foreign Investment in the United States (CFIUS), or by any government agency.

The CFIUS is a government panel that scrutinizes deals over possible security concerns.

The companies will pay a termination fee of $85 million if either of them end the deal.

DigitalGlobe in 2014 used crowdsourcing to search for a missing Malaysia Airlines jetliner, inviting internet users to comb through satellite images of over 1,200 square miles (3,200 square km) of seawater for signs of wreckage.

MDA said the deal is expected to bring C$75 million-C$150 million in run-rate synergies by 2019 and add to its operating earnings per share in 2018.

BofA Merrill Lynch is the financial adviser to MDA, while PJT Partners and Barclays are advising DigitalGlobe.

(Reporting by Narottam Medhora and Aishwarya Venugopal in Bengaluru; Additional reporting by Irene Klotz in Cape Canaveral, Fla.; Editing by Shounak Dasgupta and Sriraj Kalluvila)

Special Note Regarding Forward-Looking Statements

Certain statements contained herein, including statements about MDA’s proposed acquisition of DigitalGlobe, DigitalGlobe’s and MDA’s expected financial performance, and DigitalGlobe’s and MDA’s strategic and operational plans, contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to future events or future financial performance. We generally identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or “looks forward to” or the negative of these terms or other similar words, although not all forward-looking statements contain these words.

Forward-looking statements are based upon our current expectations and assumptions of future events and are subject to risks and uncertainties that could cause actual results to differ materially from those indicated by such forward looking statements.  Some of the risks and uncertainties that could cause actual results to differ materially include, but are not limited to: the possibility that the parties may be unable to obtain required stockholder approvals or regulatory approvals or that other conditions to closing the transaction may not be satisfied, such that the transaction will not close or that the closing may be delayed; the potential adverse effect on partner and customer relationships, operating results and business generally resulting from the proposed transaction; the proposed transaction will require significant time, attention and resources, potentially diverting attention from the conduct of DigitalGlobe’s business; changes in political or economic conditions; the anticipated benefits of the proposed transaction may not be realized; the anticipated and unanticipated costs, fees, expenses and liabilities related to the transaction; the outcome of any legal proceedings related to the transaction; and the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement.  Additional information concerning risks and uncertainties that could affect DigitalGlobe’s business can be found in DigitalGlobe’s filings with the Securities and Exchange Commission, including Item 1A of its Annual Report on Form 10-K for the year ended December 31, 2016.

We undertake no obligation to revise or update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information About the Merger and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger of DigitalGlobe, Inc. (“DigitalGlobe”) with a wholly owned subsidiary of MacDonald, Dettwiler and Associates Ltd. (“MDA”).  In connection with the proposed merger, MDA intends to file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”), which will include a preliminary proxy statement of DigitalGlobe that also constitutes a preliminary prospectus of MDA. After the registration statement is declared effective, MDA and DigitalGlobe will mail the definitive proxy statement/prospectus to DigitalGlobe’s stockholders.  The definitive proxy statement/prospectus will contain important information about the proposed merger and related matters.

STOCKHOLDERS OF DIGITALGLOBE ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS), CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DIGITALGLOBE AND THE MERGER.  Stockholders will be able to obtain copies of the proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed with the SEC by DigitalGlobe for no charge at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by MDA also can be obtained free of charge on MDA’s corporate website at www.mdacorporation.com or by contacting MDA’s Investor Relations Department by telephone at (604) 331-2044 or by mail to MDA, Attention: Investor Relations Department, 13800 Commerce Parkway, Richmond, BC V6V 2J3.  Copies of the documents filed with the SEC by DigitalGlobe also can be obtained free of charge on DigitalGlobe’s corporate website at www.digitalglobe.com or by contacting DigitalGlobe’s Investor Relations Department by telephone at (303) 684-4000 or by mail to DigitalGlobe, Attention: Investor Relations Department, 1300 W. 120th Ave., Westminster, CO 80234.

In addition, in connection with the proposed merger, a management information circular of MDA, describing details of the transaction and other information, will be mailed to MDA’s shareholders.  The management information circular will contain important information about the proposed merger and related matters. SHAREHOLDERS OF MDA ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH CANADIAN SECURITIES REGULATORY AUTHORITIES, INCLUDING THE MANAGEMENT INFORMATION CIRCULAR, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MDA AND THE MERGER.  Additional information about MDA, including all relevant documents filed with Canadian securities regulatory authorities, can be found under its corporate profile on SEDAR at www.sedar.com or by contacting the contact above.

Participants in the Solicitation

This communication is not a solicitation of proxies in connection with the proposed merger.  However, DigitalGlobe, MDA and their respective directors and executive officers and certain other employees may be deemed to be participants in the solicitation of proxies from DigitalGlobe’s stockholders in respect of the proposed merger.  Information concerning the ownership of DigitalGlobe’s securities by DigitalGlobe’s directors and executive officers is included in their SEC filings on Forms 3, 4, and 5, and additional information about DigitalGlobe’s directors and executive officers is also available in DigitalGlobe’s proxy statement for its 2016 annual meeting of stockholders filed with the SEC on April 14, 2016.  Information about the directors and executive officers of MDA is set forth in the Management Proxy Circular for MDA’s 2016 annual meeting of shareholders, which was filed with SEDAR on April 11, 2016 and which is available at sedar.com. Other information regarding persons who may be deemed participants in the proxy solicitation, including their respective interests by security holdings or otherwise, will be set forth in the proxy statement/prospectus relating to the proposed merger when it becomes available and is filed with the SEC.  These documents can be obtained free of charge from the sources indicated above.